                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of November, 2002

                               Armagh Group, Inc.
                (Translation of registrant's name into English)

                              412-111 Peter Street
                                Toronto, Ontario
                                Canada, M5V 2H1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F.[.X]... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No [X].....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated November 6, 2002

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  Armagh Group, Inc.
                                                  (Registrant)

                                                  By: /s/ Darren Breitkreuz
                                                      ---------------------
                                                      Director




Date: 06 November 2002


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ARMAGH GROUP INC. - "AMGH"
(formerly Sharps Elimination Technologies Inc.)
412 - 111 Peter Street
Toronto, Ontario
M5V 2H1
Tel: (416) 591-8611



                  NEGOTIATIONS WITH OVT INC., DOING BUSINESS AS
                          SMART VIDEO, ATLANTA, GEORGIA

VANCOUVER, BC, NOVEMBER 6, 2002 - Armagh Group Inc. (the "Company") announces that it has entered into negotiations to acquire OVT Inc., doing business as Smart Video, of Atlanta Georgia.

This release contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward looking statements". "Forward looking statements" are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. "Forward looking statements" in this action may be identified through the use of words such as "expects", "will", "anticipates", "estimates", "believes" or statements indicating certain actions "may, "could" or "might" occur.

                                       ###


ON BEHALF OF THE BOARD OF DIRECTORS OF
ARMAGH GROUP INC.

/s/ Darren Breitkreuz

Darren Breitkreuz,
Director